UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one): Form 10-K Form 20-F Form 11-K  Form 10-Q  Form N-SAR Form N- CSR For Period Ended: September 30, 2023 Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: PART I – REGISTRANT INFORMATION Troika Media Group, Inc. Full Name of Registrant N/A Former Name if Applicable 25 W 39th Street Address of Principal Executive Office (Street and Number) New York, NY 10018 City, State and Zip Code

- 2 - PART II -- RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III -- NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. As previously disclosed, Troika Media Group, Inc. (the “Company”) is in continuing discussions with Blue Torch Finance LLC (“Blue Torch”) and other stakeholders relating to the Company’s existing and anticipated failures to satisfy certain financial and non-financial covenants under the Financing Agreement, dated March 21, 2022, by and among the Company, the lenders party thereto, and Blue Torch, as amended. Given the material impact that resolution of these discussions will have on our financial position and the presentation of our financial statements and footnotes, and the related disclosures to be included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q”), we are unable to file our Q3 2023 Form 10-Q by the prescribed filing date without unreasonable effort or expense. The Company is working diligently to complete the Q3 2023 Form 10-Q as soon as possible, but anticipates that it will be unable to do so within the extension period of five calendar days following November 14, 2023, the prescribed due date, provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. PART IV -- OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Eric Glover (212) 213-0111 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion

- 3 - thereof? Yes  No  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company’s results of operations for the quarter ended September 30, 2023, to be included in the Q3 2023 Form 10-Q are expected to reflect significant changes from the Company’s results of operations for the quarter ended September 30, 2022. Given the material impact that resolution of the discussions mentioned in Part III above will have on the Company’s stakeholders, our financial position and the presentation of our financial statements and footnotes, and the related disclosures to be included in our Q3 2023 Form 10-Q, we are unable to provide reasonable estimates. Forward-Looking Statements This Form 12b-25 may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements about future growth and growth rates and other information regarding future performance and strategies and appear throughout this Form 12b-25. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results, developments or events may differ materially from those in the forward-looking statements as a result of various factors, including financial community perceptions of the Company and its business, operations, financial condition and the industries in which it operates, the impact of the COVID-19 pandemic and the factors described in the Company’s filings with the Securities and Exchange Commission, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The Company disclaims any obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof.

- 4 - Troika Media Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Dated: November 14, 2023 By: /s/ Eric Glover Eric Glover Vice President, Treasurer and Interim Chief Financial Officer